December 28, 2012

FILED VIA EDGAR

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Registration Statement on Form N-14 for Neuberger Berman Income Funds
-Neuberger Berman New York Municipal Income Fund
-Institutional Class
-1933 Act File No. 333-185223
-1940 Act File No. 811-03802

Dear Mr. Long:

This letter responds to your comments, provided in your telephone conversation with Franklin Na of this office on December 20, 2012, regarding the registration statement on Form N-14 (“N-14”) for Neuberger Berman Income Funds (“Registrant”) related to the reorganization of the Empire Builder Tax Free Bond Fund (“Acquired Fund”) into Neuberger Berman New York Municipal Income Fund, a series of the Registrant (“Acquiring Fund,” and together with the Acquired Fund, the “Funds”) (“Reorganization”).  The N-14 was filed with the Securities and Exchange Commission on November 30, 2012.

Comment 1:  Please describe why the Acquired Fund should be the accounting survivor in the Reorganization.

Response:  The Registrant believes the Acquired Fund should be the accounting survivor in the Reorganization. The Acquiring Fund is a shell series that has not commenced operations, has no assets, has no financial history and is being created solely for purposes of the Reorganization. Selection of the Acquiring Fund as the accounting survivor would result in the financial highlights commencing on the date of the Reorganization and eliminate the financial history prior to the Reorganization from future prospectuses and reports. Paragraph 8.44 of the AICPA Audit and Accounting Guide (“Audit Guide”) states a general presumption that the legal survivor would be the accounting survivor in a fund reorganization. North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), provides five factors to consider in determining whether this presumption should be overcome, including a comparison of the funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. Because the Acquiring Fund is a shell series that has not commenced operations certain of the factors are inapplicable to the Acquiring Fund and, as a result, the factors in the aggregate strongly favor the Acquired Fund. Specifically, the Acquiring Fund does not have any assets to compare to the Acquired Fund because the Acquiring Fund will assume all of the Acquired Fund’s assets and liabilities following the Reorganization and the net assets and portfolio composition of the Acquired Fund will constitute all of the assets and portfolio composition of the Acquiring Fund immediately after the Reorganization. In addition, the Acquiring Fund is being organized to have investment objectives, policies, and restrictions that are similar to those of the Acquired Fund. Accordingly, the Registrant believes that the Acquired Fund should be accounting survivor in the Reorganization.

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Comment 2:  Please describe why the Acquired Fund will not be the performance survivor in the Reorganization.

Response:  Form N-1A Item 4(b)(2) Instruction 4 permits an Acquiring Fund to begin the bar chart and performance information on the date at which the current adviser began to provide advisory services to the Acquiring Fund subject to the conditions in Instruction 11 of Item 27(b)(7) of Form N-1A.  The Acquiring Fund confirms that it meets the conditions set forth in Item 27(b)(7) Instruction 11.  Neither the Acquiring Fund’s current adviser nor any affiliate is or has been in “control” of the Acquired Fund’s adviser under section 2(a)(9).  The Acquiring Fund’s adviser also does not and will not employ any officers of the Acquired Fund’s adviser or employees of the Acquired Fund’s adviser who were responsible for providing investment advisory or portfolio management services to the Acquired Fund.  The Acquiring Fund will include a statement explaining that previous periods during which the Fund was advised by another investment adviser are not shown along with any performance chart or table for the next ten years in its prospectus.

Comment 3:  If there will be any securities sold as a result of the Reorganization, please discuss the tax implications in the Q&A to the Prospectus/Proxy Statement and in the sections discussing federal income tax consequences.

Response:  The Registrant does not intend to sell any securities as a result of the Reorganization.

Comment 4:  In the tables in the Prospectus/Proxy Statement, please use the full name of the Acquiring Fund, rather than the defined term.

Response:  The Registrant has made the requested change.

Comment 5:  In the fee table in the Prospectus/Proxy Statement, please consider whether the disclosure discussing the contractual expense caps is necessary since expenses are below the contractual expense limitations for both Funds.

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Response:  The Registrant has retained the disclosure regarding the contractual expense limitations in order to provide a comprehensive comparison of the differences between the Funds.  The Registrant believes it is important to disclose the terms of the expense limitations in the Prospectus/Proxy Statement, in particular the terms of any potential repayment obligation.  Further, the transfer of a fund to a new advisory organization could prompt some investors to redeem their shares. While the funds have no reason to believe that will happen on a significant scale in this case, it is something that no fund group can predict in advance of the actual merger. If unanticipated redemptions cause an increase in per-share total expenses following the merger, the stated expense limits may become important to investors.

Comment 6:  In the expense example in the Prospectus/Proxy Statement, please include only one line for the Acquiring Fund.

Response:  The Registrant has made the requested change.

Comment 7:  In the last sentence of the second to last paragraph on page 25 of the Prospectus/Proxy Statement in the section entitled “Information Relating to the Proposed Reorganization – Description of the Agreement and Plan of Reorganization and Termination, please clarify what is meant by the last sentence.

Response:  The sentence is intended to state that no expense reimbursement will be made if it would have any adverse tax consequences for the Reorganization.  The Registrant has revised the sentence as follows:

Notwithstanding anything in the Reorganization Plan to the contrary, an expense will be paid by the Fund directly incurring it if ~~and to the extent that the payment thereof~~ a reimbursement of that expense by another person would result in that Fund’s disqualification as a RIC or would prevent the Reorganization from qualifying as a tax-free reorganization.

Comment 8:  Please move the capitalization tables to the section entitled “Information Relating to the Proposed Reorganization – Capitalization” in the Prospectus/Proxy Statement.

Response:  The Registrant has made the requested change.

Comment 9:  In the section entitled “Information Relating to the Proposed Reorganization – Federal Income Tax Consequences,” if applicable, please describe any limitations on the use of capital loss carryovers by the Acquiring Fund as a result of the Reorganization.

Response:  The Registrant confirms that the limitation on the use of capital loss carryovers after a reorganization does not apply to the Reorganization.1

___________________________
1 See U.S. Internal Revenue Code of 1986, as amended, Section 382(g)(3)(A)(ii).

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Comment 10:  Please provide the information in the capitalization tables as of a date within thirty days of filing the N-14.

Response:  The Registrant has revised the capitalization tables to provide information as of October 31, 2012.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely /s/ Franklin H. Na Franklin H. Na